Form C

Cover Page

Name of issuer:

21 Plus Holdings, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 2/3/2023

Physical address of issuer:

65 SOUTH MAPLE AVENUE
2ND FLOOR
BASKING RIDGE NJ 07920

Website of issuer:

https://alcachino.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class B Common Units

Target number of securities to be offered:

142,857

Price:

$0.380000

Method for determining price:

Dividing pre-money valuation $37,007,217.00 (or $34,085,594.90 for investors in the first $250,000.00) by number of units outstanding on fully diluted basis.

Target offering amount:

$49,999.95

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$500,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$644,402.00	$414,296.00
Cash & Cash Equivalents:	$82,428.00	$185,192.00
Accounts Receivable:	$167,951.00	$139,951.00
Short-term Debt:	$788,514.00	$161,120.00
Long-term Debt:	$1,364,488.00	$149,041.00
Revenues/Sales:	$1,087,734.00	$852,395.00
Cost of Goods Sold:	$818,105.00	$728,373.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,612,735.00)	($612,934.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

21 Plus Holdings, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lawrence M. Trachtenbroit	Chief Product Officer/Manager/Co-founder	21 Plus Holdings, LLC	2022
Vincent Gioe	CEO/Manager	21 Plus Holdings, LLC	2022
Gregory F. Howard	Manager/Co-Founder	21 Plus Holdings, LLC	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lawrence M. Trachtenbroit	Chief Product Officer/Manager/Co-founder	2022
Vincent Gioe	CEO/Manager	2022
Gregory F. Howard	Manager/Co-Founder	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gregory F. Howard	17759500.0 Class A Common Units	22.23
Lawrence M. Trachtenbroit	23028300.0 Class A Common Units	28.82

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **Risks Related to the Company**
>
> Liquidity and Sustainability. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding offering, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.
>
> Our business projections are only projections. There can be no assurance that the Company's business will meet our projections. Nor can there be any assurance that the Company will be able to have a significant number of customers to be able to meet our projections and make a profit.
>
> Our ability to generate revenue to support our operations is uncertain. We are in the early stage of our business and have a limited history of generating revenues. We have a limited operating history upon which you can evaluate our potential for future success, and we are subject to the additional risks affecting early-stage businesses. Rather than relying on historical information, financial or otherwise, to evaluate our Company, you should evaluate our Company in light of your assessment of the growth potential of our business and the expenses, delays, uncertainties, and complications typically encountered by early-stage businesses, many of which will be beyond our control. Early-stage businesses in rapidly evolving markets commonly face risks, such as the following:
> - unanticipated problems, delays, and expenses relating to the development and implementation of their business plans; - operational difficulties; - lack of sufficient capital; - competition from more advanced enterprises; and
> - uncertain revenue generation.
>
> **If we are unable to obtain additional capital, our business operations could be harmed.**

The expansion of our business will require additional funds to support marketing, and production, customized deployment and accounts receivable. In the future, we expect to seek additional equity or debt financing to provide for our working capital needs. Such financing may not be available or may not be available on satisfactory terms to us. If financing is not available on satisfactory terms, we may be unable to expand our operations to achieve our objectives. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our Unit holders.

The recent global financial crisis has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit. There have also been significant fluctuations in equity capital markets Including the market for initial public offerings (IPOs) that have restricted the amount of capital available to invest in early-stage companies. Recent geo-political events have also given rise to concerns that the worldwide economy may enter into a prolonged recessionary period, and these concerns may make it difficult for us to raise additional capital or obtain additional credit, when needed, on acceptable terms or at all.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and ability to operate as a going concern.

We may acquire other businesses, license rights to technologies or products, form alliances, or dispose of or spin off businesses or product lines, which could cause us to incur significant expenses and could negatively affect profitability. We may pursue acquisitions, partnerships, and strategic alliances, or dispose of or spin-off some of our businesses, brands, or product lnes as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and may not realize the expected benefits. If we are successful in making an acquisition, the products that are acquired may not be successful or may require significantly greater resources and investments than originally anticipated. We may not be able to integrate acquisitions successfully into our existing business and could Incur or assume significant debt and unknown or contingent liabilities. We could also experience negative effects on our reported results of operations from acquisition or disposition-related charges, amortization of expenses related to intangibles and charges for impairment of long-term assets.

We may need to raise additional financing to support our operations, but we cannot be sure that we will be able to obtain additional financing on terms favorable to us when needed. If we are unable to obtain additional financing to meet our needs, our operations may be adversely affected or terminated. We have limited financial resources. There can be no assurance that we will be able to obtain financing to fund our operations in light of factors beyond our control such as the market demand for our securities, the state of financial markets generally, and other relevant factors. Any sale of our common Units in the future may result in dilution to existing Unit holders. Furthermore, there is no assurance that we will not Incur debt in the future, that we will have sufficient funds to repay any future indebtedness or that we will not default on our future debts, which would thereby jeopardize our business viability. Finally, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to continue the development of our technology, which might result in the loss of some or all of your investment in our common Units.

If we obtain debt financing, we will face risks associated with financing our operations. If we obtain debt financing, we will be subject to the normal risks associated with debt financing, Including the risk that our cash flow will be insufficient to meet required

payments of principal and interest and the risk that we will not be able to renew, repay, or refinance our debt when it matures or that the terms of any renewal or refinancing will not be as favorable as the existing terms of that debt. If we enter into secured lending facilities and are unable to pay our obligations to our secured lenders, they could proceed against any or all of the collateral securing our indebtedness to them.

If we experience rapid growth and we are not able to manage this growth successfully, this inability to manage the growth could adversely affect our business, financial condition, and results of operations. Rapid growth places a significant strain on our financial, operational, and managerial resources. While we engage in strategic and operational planning to adequately manage anticipated growth, there can be no assurance that we will be able to implement and subsequently improve operations and financial systems successfully and in a timely manner to fully manage our growth. There can be no assurance that we will be able to manage our growth and any inability to successfully manage growth could materially adversely affect our business, financial condition, and results of operation.

Other factors can have a material adverse effect on our future profitability and financial condition. Many other factors can affect our profitability and financial condition, Including:
- changes in the creditworthiness of counterparties that the Company transacts business with; - difficulties related to our information technology systems, any of which could adversely affect business operations, Including any significant breakdown, invasion, destruction, or interruption of these systems;
- changes in business, economic, and political conditions, Including: war, political instability, terrorist attacks in the U.S. and other parts of the world, the threat of future terrorist activity in the U.S. and other parts of the world and related military action; natural disasters; pandemic; the cost and availability of insurance due to any of the foregoing events; labor disputes, strikes, slow-downs, or other forms of labor or union activity; and, pressure from third-party interest groups;
- changes in our business and investments and changes in the relative and absolute contribution of each to earnings and cash flow resulting from evolving business strategies, changing product mix, changes in tax rates and opportunities existing now or in the future;
- changes in the rate of inflation, interest rates and the performance of investments held by us;
- changes in credit markets impacting our ability to obtain financing for our business operations;
- changes in, or interpretations of, laws and regulations Including changes in accounting standards and taxation requirements;

- legal difficulties, any of which could preclude or delay development or production of products or adversely affect profitability, including claims asserting statutory or regulatory violations, adverse litigation decisions, and issues regarding compliance with any governmental consent decree;
- trademarks, copyrights and other intellectual property could be unenforceable or ineffective; or
- vulnerability to hackers and cyber-attacks.

Manufacturing Quality Control and Product Recalls. There are inherent risks associated with the manufacture and production of any food or drink item, and in particular for RTD alcoholic beverages. Despite quality control measures, there is always the potential for lapses or unforeseen issues in the production process. If such issues arise, they could lead to product recalls, negatively impacting our reputation, causing financial losses, and potentially leading to legal liabilities. Ensuring consistent product quality is crucial, and any failure in this area could significantly affect our business operations and market standing.

Risks of Producing and Selling Alcoholic Beverages. There are inherent and consequential risks to producing and selling alcoholic beverages, which is a highly regulated, addictive, and mind-altering substance that may lead to unpredictable or dangerous behavior from customers, interfere with medication, lead to driving under the influence or other dangerous behaviors, or result in an overdose with potentially deadly complications. Additionally, regulations for producing, distributing, pricing, and selling alcoholic beverages vary from state to state and country to country and may result in significant penalties and liabilities were Company to accidentally violate them. Furthermore, negative public opinion, driven by taste, cultural mores, religious beliefs, or sociological change, has in the past developed regarding the manufacture and sale of alcohol, and could again, and has and could again led to substantial government regulation or prohibition in various countries or states, the effective of which could be a profound or total loss of revenue or the ability of the Company to continue as a going concern.

Food and Beverage Product Safety.
Beverage suppliers, manufacturers, and producers all suffer from relatively high risks compared to many other industries. Producing, shipping, and selling RTD alcoholic beverages presents numerous risks to the Company's business. Beverages can be harmful if stored or produced unsafely, but also even when it is stored and produced safely can harm via allergies, digestive or metabolic diseases, or physical injury. Even beverages which can be safely digested may upset the health of a person, depending on their underlying health conditions. Furthermore, beverages and canned products in general can be contaminated in ways that are not detectable, or may be missed in inspection, before it is received from manufacturers, when offered for sale at retailers, or even after it has been purchased and stored temporarily in a customer's dwelling or business before consumption. It is not always possible to identify the exact source of food-born or presumed food-born illness, so Company may fall under suspicion and suffer reputational harm or regulatory action even if Company's products did not cause a food-born illness. All these risks of product-related injury can result in reputational harm or liability to Company.

Food-born Illness Outbreaks.
Outbreaks of food-born illness, whether or not they directly affect Company's alcoholic beverage products, suppliers or customers, may reduce demand for Company's products or damage the reputation of Company or the RTD or alcoholic beverage industry as a whole.

As we are a development stage business, we have a limited operating history and are subject to risks of business development.
The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the challenges, unanticipated expenses, staffing difficulties, product development complications, and schedule delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Leverage.
Early-stage ventures may be highly leveraged. The leveraged capital structure of such ventures will Increase the exposure of these companies to adverse economic factors such as rising interest rates, high unemployment rates, difficulty accessing capital or credit, or deterioration in the condition of the operating company or its industry.

Our financial results may fluctuate and are difficult to predict.
We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, Including: - our ability to grow the number of our users and their engagement;
the pricing of our platform;

- our inability to generate revenue; changes to our platform or the development and introduction of new products or services by us or our competitors;

- user behavior or changes to our platform that may reduce traffic to our platform;

- Increases in marketing, sales, and other operating expenses that we will Incur to grow and expand our operations;

- costs related to our safety, security, and content review efforts;

- our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner;

- system failures or outages or government blocking, which could prevent us from operating for any period of time;

- breaches of security or privacy, and the costs associated, with any such breaches and remediation;

- changes in the manner in which we distribute our platform or inaccessibility of our platform due to third party actions;

- fees paid to users or third parties for content;

- adverse litigation judgments, settlements, or other litigation-related costs;

- changes in the legislative or regulatory environment, Including with respect to privacy and data protection, or actions by governments or regulators, Including fines, orders, or consent decrees;

- the overall tax rate for our business;

- the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period;

- changes in U.S. generally accepted accounting principles; and

- changes in global business or macroeconomic conditions.

The Company depends on key personnel and may face challenges recruiting needed personnel.
The Company's future success depends on the efforts of its Managing Members, Vincent M Gioe, Gregory Howard and Lawrence Trachtenbroit. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Economic Interest of the Managers.
The existence of the Managers interests in the distributions of the Company may create an Incentive for the Managerss to make riskier and more speculative investments and business decisions on behalf of the Company than it would otherwise make in the absence of such a performance-based arrangement.

Ecosystem Development.
The Managers anticipate engaging in activities that they believe will promote the growth and development of the markets in which the Company will operate, which may Include advising and supporting non-profit or charitable entities, debt providers, regulatory agencies, larger corporations, and other service providers, among other activities. While the Managers believe that such activities will ultimately be beneficial to the Company's business plan, there can be no assurance that such activities will Increase returns, if any, to the members. Additionally, it is anticipated that such activities will reduce the amount of time some or all of the Managers will specifically devote to the activities of the Company.

Side Agreements.
In accordance with common industry practice, the Managers may, on behalf of the Company, enter into one or more "side letters" or similar agreements with certain members pursuant to which the Managers grants to such shareholder(s), on behalf of the Company, specific rights, benefits, or privileges that may not be made available to other members. As a result, you may not be in the same position as other members to protect your investment in the Company and may face a disproportionate risk of loss in comparison to investors granted such rights, benefits, or privileges.

Reserves.
As is customary in the industry, the Managers expect to establish reserves, at the discretion of the Managers, for additional capitalization of subsidiary or related operating companies, operating expenses, Company liabilities and other matters. Such reserves will reduce amounts that would otherwise be distributed to the members. Furthermore, accurately estimating the appropriate amount of such reserves is difficult. If the Managers are unable to properly keep the appropriate amount of reserves, the Company's return to the members would be adversely affected. For example, if reserves are insufficient, the Company may be unable to additionally capitalize a venture, possibly causing adverse consequences to the venture's performance, and negatively impacting its ability to make a return to the Company. By contrast, if reserves are excessive, the returns to the members will have been delayed while the Company holds unnecessary amounts of capital in potentially low-yield accounts.

Diverse Shareholder Group.
The members may have conflicting investment, tax, and other interests with respect to their investments in the Company. The conflicting interests of individual members may relate to or arise from, among other things, the nature of business decisions made by the Company, and the structuring or the acquisition of technologies and projects. In selecting and structuring ventures appropriate for the Company, and otherwise while acting in its capacity as Managers of the Company, the Managers will consider the business and tax objectives of the Company, and not the business, tax or other objectives of any shareholder individually.

We may operate in foreign jurisdictions in the future.
The Company will be required to comply with the laws of any domestic or foreign jurisdictions it may choose to operate in at a future date, including requirements for local partners and manufacturers, tax laws and other legal requirements. Doing business in such foreign jurisdictions entails political risk, and their judicial systems may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. Investment in the Company carries more risk of loss due to foreign complications in comparison with companies that only operate domestically.

Regulatory Risks and Compliance in the Alcoholic Beverage Industry. "21 Plus Holdings LLC" is subject to complex and continuously evolving laws and regulations in the United States, Canada. and potentially abroad, governing the production, marketing, distribution, and sale of alcoholic beverages. These regulations cover a wide range of areas including alcohol content, labeling, advertising standards, consumer safety, and distribution agreements. The landscape of these regulations can vary significantly by state and country, adding layers of complexity to our operations.

Changes in these laws and regulations, or their new interpretations, could require adjustments to our business practices or product formulations, potentially leading to increased operational costs. For instance, new advertising restrictions or changes in labeling requirements could affect our ability to market our products effectively. Non-compliance with any of these regulations could result in fines, legal actions, or reputational damage, all of which could inhibit customer growth, increase costs, or otherwise harm our business and profitability.
Navigating this regulatory environment requires constant vigilance and adaptability with a corresponding cost, and with a potential direct impact on our ability to maintain market presence and achieve business goals.

The elimination of monetary liability against our Managers, officers, and employees under Delaware law and the existence of indemnification rights to our Managers, officers, and employees may result in substantial expenditures by our Company and may discourage lawsuits against our Managers, officers, and employees.
Our organizational documents contain a provision permitting us to eliminate the personal liability of our directors to our Company and members for damages for breach of fiduciary duty as a Manager or officer to the extent provided by Delaware law. We also have or may negotiate contractual indemnification obligations under our employment agreements with our Managers or officers. The foregoing indemnification obligations could result in our Company Incurring substantial expenditures to cover the cost of settlement or damage awards against Managers and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our Company from bringing a lawsuit against Managers and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our members against our Managers and officers even though such actions, if successful, might otherwise benefit our Company and members.

Negative Social Media, Public Commenters and News Coverage. Interest in our products and brands among our potential customers may be reduced or damaged by criticism, negative reviews, mockery, denigration, libel, or slander either of our products directly or of those who choose to use it. These unfavorable views or insults may be aired by online communities, celebrities, influencers, journalists, comedians, fictional characters, effected personas, sock puppet accounts, astroturfing campaigns, artificial intelligence services and use or misuse thereof, and accurate or inaccurate summation of online reviews or widespread sentiment via tools used by popular retailers and review aggregators. Regardless of the merit of the claims, views, and insults levied by the detractors of our products or our customers, they may reduce the interest of current and potential customers in our products, pressure our partners or employees to stop selling, promoting, or distributing our products, or cause our customers to hide their use of our service and positive views of our products such that we do not benefit from the natural marketing and positive word-of-mouth that satisfied customers usually convey. Furthermore, public misuse and abuse of our service such as on social media may cast suspicion on its value, emphasize the downsides, or scare away our potential customers. If similar products or businesses fail or commit public malfeasance, the resulting negative news or commentary may not distinguish between related businesses and products such as our own, damaging our reputation and that of our products by association.

Weather or other Acts of God.
Hurricanes, tornadoes, flooding, thunderstorms, blizzards, fires, droughts, tsunamis, other adverse terrestrial weather events, earthquakes, landslides, volcanic eruptions, meteor strikes, solar storms, other space weather events, and other Acts of God may disrupt our operations, destroy assets, or harm employees of both Company and partners such as manufacturers or suppliers, such that Company's opportunity for profit is diminished or lost.

War, Terrorism, and other Acts of Violence or Enduring Conflicts. New declared or undeclared wars, expansions or changes in the nature of existing wars, terrorism, other campaigns of violence or individual violent events by groups or individuals, or other sudden or enduring human conflicts may have unpredictable impacts on our business ranging from small disruptions to the loss of the entire business.

Risks Related to Competitive Dynamics in the RTD alcoholic beverage Industry

The RTD alcoholic beverage industry is marked by intense competition and is dominated by several large companies with significant market control. These companies exert a powerful influence over market dynamics, including pricing, product placement, and consumer reach, which can materially affect our business. Key competitive factors include pricing strategies, the ability to innovate and introduce appealing products, and the responsiveness to shifting consumer preferences. If the Company cannot effectively compete on these fronts, our financial performance and operational results may suffer. Moreover, the consolidation of market power among a few major players poses a significant risk to smaller and emerging companies like ours. These large companies have the capability to influence market conditions, potentially engaging in practices that could limit our market access or ability to compete effectively. Actions by these companies, whether intentional or not, could disrupt our supply chains, alter consumer perceptions, and negatively impact our profitability by imposing conditions that reduce our operational flexibility and profit margins.

Competition and Market Dynamics in the RTD alcoholic beverage Industry.

The RTD alcoholic beverage industry is dominated by a limited number of large manufacturers and distributors that wield significant competitive and market influence. These major players may choose to directly compete with the Company or favor our competitors through preferential distribution agreements or promotional strategies. Furthermore, these competitors have the financial capability to engage in aggressive marketing campaigns, product development, and price adjustments, which could adversely impact our market share and profitability. Additionally, industry dynamics such as regulatory changes, shifts in consumer preferences, or exclusivity agreements could restrict our access to critical distribution channels or raw materials, potentially increasing costs and limiting our ability to compete effectively. The ability of these large entities to rapidly adapt to market changes or introduce competitive products presents a significant risk to our operations and growth prospects.

Competition from Established RTD alcoholic beverage Brands.
The RTD alcoholic beverage market is populated with numerous established brands, including major players like Anheuser-Busch, Heineken, and smaller niche competitors like Boston Beer Company and Dunkin' Spiked. These existing services have significant market advantages, such as strong brand recognition, extensive distribution networks, and loyal customer bases, which the Company is not guaranteed to match or surpass. Overcoming these entrenched competitors is critical for gaining market share and achieving profitability. The ability of these established brands to dominate shelf space and consumer mindshare presents a substantial risk to our entry and growth in the competitive RTD alcoholic beverage landscape.

Reliance on Suppliers and Distribution Partners.
Our business heavily depends on various external entities, including raw material suppliers, co-packers, and distribution networks like Molson Coors and AB systems. The supply chain and strategic partnerships essential for producing, marketing, and distributing our products are vulnerable to disruption. If our partners cease operations, fail to meet their contractual obligations, or experience disruptions not attributable to their fault, such as raw material shortages or logistic issues, it could significantly impact our ability to deliver products to the market. Additionally, if these partners change the terms of their engagement to ones less favorable to us, or if regulatory changes impact their operational framework, our cost structure may increase, and our profit margins could be severely affected. This reliance on third parties poses a significant risk to our operational efficiency and profitability.

Risks Related to Undiscovered Product Issues.
The success and popularity of Howie's Spiked Alc-A-Chino could be jeopardized by unforeseen issues related to our product formulations, manufacturing processes, or quality control. Currently unidentified problems such as inconsistencies in flavor, safety concerns, or packaging defects could emerge post-production. Any such issues could not only result in recalls or liability but also damage our brand's reputation, making our products less desirable to consumers.

Moreover, if these undiscovered problems necessitate significant changes to our product line or manufacturing methods, this could lead to increased operational costs and reduce our market competitiveness. Addressing these issues effectively is crucial to maintaining consumer trust and ensuring the ongoing viability and profitability of our products in a highly competitive market.

The RTD alcoholic beverage industry is subject to the constant disruption of technology and business models by the creation and advancement of new technologies and products. Even if Company is successful, new trends in alcoholic beverage design, formulation, or popularity may negatively impact our business model and the appeal of our unique products and reduce or eliminate our opportunity for profit.

Hacking, Cyberattacks, or Digital Sabotage.
In the event that Company's computer systems or accounts, the systems of our suppliers, vendors or partners, or the personal accounts of our employees or Managers, or the systems or accounts of any software service providers upon which Company may rely, are hacked or compromised by another entity, Company's operations may be disrupted, Company's money or data may be stolen or destroyed, Company's computers may be damaged or rendered inoperable, and Company may suffer reputational damage or liability as a result, or fail to fulfill their contractual obligations or seek new opportunities while suffering the effects of the hack or compromise.

Loss, Unauthorized Access, Corruption, Tampering or Poisoning of Data. The integrity of Company's intellectual property and trade secrets relies on the secure storage of information including but not limited to recipes, formulations, manufacturing instructions, and customer data.If data in Company's custody or held on Company's behalf by another entity or service is lost, damaged, spoofed, copied, viewed without authorization, tampered with or poisoned by a malicious actor, altered through unintended or ill-considered action, corrupted through technical or hardware errors, or is known or accused of being vulnerable to or having suffered such, Company's business may be damaged and opportunity for profit may be diminished or eliminated as a result.

Adverse Actions by Government Agencies.
Governments that wish to access or manipulate the Company's data or regulate its products may employee their legal authorities, attempt to apply public pressure, move to change laws or regulations, or even act extrajudicially in order to make use of the Company's data in ways that may hamper the Company's ability to do business and sell its products profitably.

Insider Threats.
Directors, employees, or others who have received access or knowledge of our internal systems and procedures in the normal course of business may attempt to use or sell their access or knowledge, or may fail to guard it. They may share details of our internal architecture or security mechanisms or perform tasks for external threats which amount to providing access to our systems with or without realizing the implications of their actions.

Failure, Malfunctioning and Unintended Behavior of Critical Software, Firmware or Hardware.
Our business relies in various ways upon software, firmware, and hardware through which logical errors, security vulnerabilities, physical damage, usage in unforeseen circumstances, or operator error may cause unforeseen behavior which damages equipment, leads to uneconomical operation, reveals sensitive or secure information, undermines digital or physical security, endangers our employees, or otherwise negatively impacts the operation of our business.

We may have Liability Claims.
The sale of any food or beverage, and in particular RTD alcoholic beverages, carries some inherent, non-mitigable risks, As a result, liability claims may be brought against us. Because liability insurance is expensive and difficult to obtain, we may not be able to maintain existing insurance or obtain additional liability insurance on acceptable terms or with adequate coverage against potential liabilities. Furthermore, if any claims are brought against us, even if we are fully covered by insurance, we may suffer harm such as adverse publicity.

Risks Related to Handling Consumer Information.
The Company collects and stores personally identifying information (PII) as part of our business operations, including customer transactions, loyalty programs, and marketing efforts. This information is subject to stringent regulations across various jurisdictions. If the PII we manage is improperly accessed, disclosed, or if our data protection practices are deemed insufficient by regulators or perceived negatively by the public—whether the criticism is justified or not—it could lead to significant legal liabilities and damage our reputation.

Such incidents could undermine consumer trust in our brand, negatively impacting customer retention and attracting potential legal sanctions or fines. The resulting reputational damage and financial implications could severely restrict our operational capacity and profitability, affecting our overall business performance in the competitive RTD alcoholic beverage market.

Loss of Intellectual Property Protections.
The Company's intellectual property is protected by a range of mechanisms Including but not limited to copyright, registered trademarks, in various jurisdictions. These protections may be lost through multiple legal processes or through changes to laws or regulations governing the protections. Additionally, the value of our intellectual property protections may not be realized if those protections are not vigorously enforced in all jurisdictions, if we cannot afford to pursue enforcement when needed or bear the legal costs of litigation when required, or if litigation fails, takes too long to achieve a satisfactory judgment, results in an unsatisfactory judgment, or where even a satisfactory judgment is inadequate to remedy the damages we are caused through the unauthorized use of our intellectual property.

Risks Related to the Securities

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven Units prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Difficulty Valuing Company Assets.
Although the Company will endeavor to value its assets appropriately, the valuation of ongoing business operations is difficult to conduct with complete certainty.

The transferability of the Securities you are buying is limited.
Any Units purchased through a crowdfunding campaign are subject to SEC limitations of transfer. This means that the Units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the Units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

No Market for Units; Restrictions on Transferability; No Withdrawal Rights.
The Units have not been registered under the 1933 Act or the securities laws of any state or other jurisdiction and cannot be resold unless they are subsequently registered under the 1933 Act and other applicable securities laws or an exemption from registration is available. It is not contemplated that registration of the Interests under the 1933 Act or other securities laws will ever be made effective. You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. There is no public market for the Units and none is expected to develop. A unitholder also generally will not be permitted to assign its Units without the prior consent of the Managing Members. Consequently, members may not be able to liquidate their Units and must be prepared to bear the risks of owning their Units for an extended period of time. Furthermore, withdrawals of members from the Company generally will not be permitted, although the Company Operating Agreement may specify certain circumstances under which a unitholder may be entitled, or required, to withdraw from the Company. A withdrawn unitholder may not be entitled to immediate payment for its Interest. Any withdrawal of a unitholder may reduce the amount of Company capital available for investment or other activities.

There is a minimum $50,000 amount set as a condition to closing this Offering.
Because this is a “best efforts” Offering with a $50,000 minimum, we will have access to any funds tendered in excess of $50,000. This might mean that very limited investments may be made in this Offering, leaving the Company without adequate capital to pursue its business plan or even to cover the expenses of this Offering.

The Company's Managers have discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated that it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Units hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Passive Investment in Interests.
The Company Operating agreement will not permit the members to engage in the active management and affairs of the Company. The members must rely on the ability of the Managers to identify, structure, and make appropriate business decisions to generate a return for the Company.

Dilution to Existing members as a Result of Adding members. Members will have their economic interest in the Company diluted as a result of later additional members gaining an interest in the Company. Any such dilution may have a negative impact on any returns received by those members who invested in the Company prior to other members.

Using a credit card to purchase Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.
Investors in this offering have the option of paying for their investment with a credit card, which is not usual in

the traditional investment markets. Transaction fees charged by your credit card company (which can exceed 3% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can exceed reach almost 15% in some states) add to the effective purchase price of the Units you buy. The cost of using a credit card may also Increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The Increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company may undertake an offering under Regulation A in the near future.
If the Company undertakes an offering of securities in reliance on Regulation A under the Securities Act, or registers an offering under that Act, it will have to disclose more information than in this Form C. Such information may be significantly more comprehensive and investors may have made a different investment decision if they had had access to such information.

Special Note Regarding Forward-Looking Statements. This Memorandum may contain forward-looking statements relating to future events or the future performance of the Company. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, prospective investors should specifically consider various factors, Including the risks outlined in this Risk Factors section of the Memorandum. These risk factors may cause actual events or results to differ materially from any forward-looking statement. Although the Manager believes that the expectations reflected in the forward-looking statements are reasonable, future results, levels of activity, performance or achievements cannot be guaranteed. Moreover, neither the Company, the Managers, nor any of their affiliates assume responsibility for the accuracy and completeness of the forward-looking statements. The Company, the Managers, and their affiliates are under no duty to update any of the forward-looking statements after the date of this Memorandum to conform such statements to actual results or to changes in expectations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
Investors in this offering will be bound by the subscription agreement which Includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreements, Including any claims made under the federal securities laws. By signing these agreements, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.
If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs

the agreements, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.
If you bring a claim against the Company in connection with matters arising under any of the agreements, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under any of the agreements, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Potential Implementation of U.S. Tariffs on Imported Canadian Goods.
Our forecasts do not include any potential impact of the just announced tariffs that could be placed on Canadian products. As our products are currently produced in Canada, there is the possibility of increased Cost of Goods associated with the implementation of a tariff, should that happen. The company has planned, even before this announcement of a potential Canadian tariff, to transition production to the United States in order to achieve potential efficiencies identified as a part of our forecast.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	Wefunder Fee: 6.9% Offering Costs: 27.93% Operational Costs: 65.17%

If we raise:	**$500,000**
Use of Proceeds:	Wefunder fee: 6.9% Offering Costs (Broker and Processing Fees): 5.59% Marketing and Advertising: 18.62% Product Research & Development: 3.72% Operational: 46.54% General Working Capital: 18.63%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $37,007,217.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

21 Plus Holdings, LLC is offering up to 1,428,571 Class B Common Units, at a price per unit of $0.38.

Investors in the first $250,000.00 of the offering will receive units at a price per share of $0.35, and a pre-money valuation of $34,085,594.90 Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $500,000.00 and the campaign minimum is $49,999.95.

Valuation is calculated assuming that an additional 17,487,414 Profits Interests Units are issued in Q4 of 2024.

VIP Bonus

Howie's Spiked will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Common Units	850,000,000	79,900,000	Yes
Class B Non-Voting Common Units	100,000,000	0	No
Profits Interest Units	150,000,000	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The Class A Units are entitled to vote on all matters. The Class B Units and the Incentive Units have no voting rights (except as expressly required by Delaware law). The Class A Units and the Class B Units are otherwise treated equally and subject to distributions on a pari passu basis. The Incentive Units are "profits interests" which are subject to a Profits Interest Hurdle described in the LLC Agreement, and do not receive any distributions unless and until the Profits Interest Hurdle is achieved, provided, that, upon the achievement of the Profits Interest Hurdle, are entitled to distributions on a pari passu basis with the Class A Units and the Class B Units.* The number of shares Reserved for Future Issuance reflects the conversion of all convertible notes being available ($2MM) at the cap of $40M contained within the note agreement and with a two year maturity. This number could vary if the valuation determined for were to increase or decrease from $40,000,000, but would not be less than 6,092,014 if the valuation cap is reached.
** 100,000,000 Units of Class B Non-Voting Common Units have been authorized,

*** The Company plans to issue 17,490,000 Profits Only Interest Units during the fourth quarter 2024 in connection with compensation for services rendered by the consultants and the Advisory Board of the Company. With 79,900,000 Class A Units outstanding and up to 1,428,571 Class B units to be issued through this offering, the award of these profits interest units will have a dilutive effect on the Class A and B units accordingly and considered in the offering price of the Class B units.Considering the outstanding class A units of 79,900,000 and the 17,490,000 profits interest units to be issued during the fourth quarter of 2024, the pre-money equity value of the Company at the Regular unit price of $.38 is $37,008,200. The pre-money equity value of the Company is $34,086,500.
In addition to his purchased ownership of the Company and the Profits Interests to be awarded to Mr. Gioe, his contract with the company provides for a bonus award to be awarded in connection with a successful sale of the Company of up to 3% of the gross sale price of the Company. Such an award would potentially impact the value of the Company's proceeds from a sale should a successful sale occur.The Class A units have voting privileges that the Class B unit holders or Profits Interest holder do not. And while the calculation of the proceeds for for Profits Interest Units (subject to their threshold) is first calculated to determine the remaining value to Class A and B units, there is no difference in liquidation preference across these three securities.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This Increase in number of Units outstanding could result from a Units offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising Units options, or by conversion of certain instruments (e.g., convertible bonds, preferred Units or warrants) into Units.If the company decides to issue more Units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most frequently occurs when the company sells more Units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only): In June 2024 Jane invests $20,000 for Units that represent 2% of a company valued at $1 million. In December the company is doing very well and sells $5 million in Units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000. In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660. This type of dilution might also happen upon conversion of convertible notes into Units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more Units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more Units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more Units for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future) and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	EIDL
Issue date	09/19/20
Amount	$150,000.00
Outstanding principal plus interest	$78,114.13 as of 11/21/24
Interest rate	3.75% per annum
Maturity date	09/30/50
Current with payments	Yes

EIDL. Term is 30 years.

Loan

Lender	Greg Howard
Issue date	01/07/22
Amount	$50,000.00
Outstanding principal plus interest	$62,000.00 as of 10/30/24
Interest rate	5.0% per annum
Maturity date	06/07/25
Current with payments	Yes

Loan

Lender	Vincent M Gioe
Issue date	07/01/24
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 10/30/24
Interest rate	6.0% per annum
Maturity date	07/01/25
Current with payments	Yes

Loan

Lender	Greg Howard
Issue date	07/01/24
Amount	$350,000.00
Outstanding principal plus interest	$350,000.00 as of 10/30/24
Interest rate	6.0% per annum
Maturity date	01/07/25
Current with payments	Yes

Convertible Note

Issue date	05/26/23
Amount	$100,000.00
Interest rate	10.0% per annum
Discount rate	15.0%
Valuation cap	$40,000,000.00
Maturity date	02/01/26

Convertible Note

Creditor	Vince Gioe
Issue date	05/08/24
Amount	$100,000.00
Outstanding principal plus interest	$116,000.00 as of 10/31/24
Interest rate	10.0% per annum
Discount rate	15.0%
Valuation cap	$40,000,000.00
Maturity date	02/01/26

Convertible Note

Issue date	07/30/24
Amount	$1,800,000.00
Interest rate	10.0% per annum
Discount rate	15.0%
Valuation cap	$40,000,000.00
Maturity date	02/01/26

Interest is added to the principle at the time of conversion.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2022	Regulation D, Rule 506(c)	Common stock	$2,566,109	General operations
5/2023	Regulation D, Rule 506(c)	Convertible Note	$100,000	General operations
5/2024	Regulation D, Rule 506(c)	Convertible Note	$100,000	General operations
7/2024	Regulation D, Rule 506(c)	Convertible Note	$1,800,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Greg Howard
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	01/07/22
Outstanding principal plus interest	$62,000.00 as of 10/30/24
Interest rate	5.0% per annum
Maturity date	06/07/25
Current with payments	Yes
Relationship	Managing Member

Name	Greg Howard
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	05/26/23
Interest rate	10.0% per annum
Discount rate	15.0%
Maturity date	02/01/26
Valuation cap	$40,000,000.00
Relationship	Managing Member

Name	Vince Gioe
Amount Invested	$100,000.00
Transaction type	Convertible note
Issue date	05/08/24
Outstanding principal plus interest	$116,000.00 as of 10/31/24
Interest rate	10.0% per annum
Discount rate	15.0%
Maturity date	02/01/26
Current with payments	Yes
Valuation cap	$40,000,000.00
Relationship	Managing Member

Name	Vincent M Gioe
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	07/01/24
Outstanding principal plus interest	$100,000.00 as of 10/30/24
Interest rate	6.0% per annum
Maturity date	07/01/25
Current with payments	Yes
Relationship	Managing Member

Name	Greg Howard
Amount Invested	$350,000.00
Transaction type	Loan
Issue date	07/01/24
Outstanding principal plus interest	$350,000.00 as of 10/30/24
Interest rate	6.0% per annum
Maturity date	01/07/25
Current with payments	Yes
Relationship	Managing Member

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Howie's Spiked produces 'ready to drink' alcoholic refreshers and coffee drinks.

Take what works...and spike it.

Milestones

21 Plus Holdings, LLC was organized in the State of Delaware in February 2023.

During 2022 the Company operated through the entity FS Beverages, LLC ("FS Beverages"), a New Jersey Corporation. On February 3, 2023, 21 Plus Holdings, LLC was formed as an LLC and in April 2023 became parent company to FS Beverages, LLC. Equity stakes in FS Beverages, LLC converted to 21 Plus Holdings, LLC. FS Beverages was formed on January 7, 2020.

Since then, we have:

- Strategically placed at the intersection of Coffee & Alcohol in the ready-to-drink cocktail category
- Our manufacturing model was designed to be Scalable for Growth through Innovation
- Sales nearly tripled of our Coffee Beverages from 2022 to 2023
- Distribution has grown to over 20 states and is expanding
- Award Winning 13.5% ABV Coffee Latte cocktails
- We are projecting +1,500,000 cans of Coffee Beverages sold of by the end of 2024
- Our products are inspired by the top trends from your favorite coffee shop, but SPIKED!

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $1,087,734. Our gross margin was 24.79% in fiscal year 2023.
- *Assets.* As of December 31, 2023, the Company had total assets of $644,402, including $82,428 in cash.
- *Net Loss.* The Company has had net losses of $1,612,735 through December 31, 2023.
- *Liabilities.* The Company's liabilities totaled $2,153,002 through December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $650,000 in debt, $2,566,109 in equity, and $2,000,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

21 Plus Holdings, LLC cash in hand is $116,199, as of November 2024. Over the last three months, revenues have averaged $75,300/month, cost of goods sold has averaged $52,400/month, and operational expenses have averaged $179,400/month, for an average burn rate of $156,500 per month. Our intent is to be profitable in 30 months.

As experienced executives and entrepreneurs, we strive to identify the need for strategic adjustments that enable greater longer-term growth.   In early 2024, we adjusted our forward plan to incorporate a new brand vision... "Coffee Shop Inspired."   Our strategy to achieve the vision is simple. We take products that are consumer proven millions of times each day, spike them, and make them available in consumer appealing package configurations.We started 2024 with essentially one product format, 13.5% award winning hard coffee cocktails in 4 pack 12 oz cans, and while our success was growing, we asked ourselves, how can we achieve greater results faster by accelerating interest in this category?   With that said, 2024 has been an exciting year of strategic repositioning which included several elements; 1) the transition of our 13.5 % coffee cocktail line from 12 oz cans to our innovative 200 ml cans, the perfect single serve coffee cocktail.; 2) the introduction of our "category defining" Non-Dairy Oat Milk lattes in 12 oz slim cans, and preparing for the 2025 launch of our Hard Refreshers.

Because of this pivot, we estimate full year revenue for 2024 could be in-line with prior year revenues of approximately $1.1M. However, with the expansion of distribution and its readiness for the new products that were developed for our brand vision, we are poised for significant growth in 2025. Indications to carry our enhanced "Coffee Shop Inspired" portfolio from key retailers and distribution partners in both new and existing states has been robust and is validating our brand vision. With those indications, we anticipate 2025 revenues to resume the growth trajectory of 2023, targeting approximately $6M of revenues for the full year of 2025, an increase of approximately 500%.

We expect that revenues over the next six months, October 2024 through March 2025, could increase significantly versus the prior year period and prior six months. We are forecasting this increase based on actual discussions with retailers and distributors who are planning to implement our Coffee Shop Inspired portfolio brand vision. We estimate revenues during this period could be approximately $1.23M, a monthly average of just over $200K. However, this next six month period should be looked at in two segments (Q4 2024 and Q1 2025) to better appreciate how we expect our brand strategy to impact results. We anticipate that average monthly revenues during Q4 will only be approximately $76K, but we see the potential for this to accelerate to over $300K per month as key stages of our Coffee Shop Inspired brand vision begin to roll out in 2025. As noted, 2024 was a year of adjustment and transition, and that adjustment has opened new opportunities. As an example, we have several new retail chains who will carry our brand in early 2025 for their Spring re-sets, as well as major distribution networks (Anheuser Busch and Molson Coors) in several new states. Cost of Goods for the next six months is expected to be just under $900K, an estimated monthly average of just under $150K. The gross margin percentage is expected to be approximately 28% for this period, which is lower than our recent trend. The reason for the lower margin percentage relates to the launch of new products. As we roll out production of these new products in Q1 2025, we will use more expensive cans which are digitally printed in smaller batches. However, our production for products sold during the second quarter should include printed cans bought by the truck load, which should result in significant savings. As an illustration, if we could use printed cans by the truckload for our initial production, the margin for Q1 could have increased to over 35% potentially from our estimate of 28%.

Operating expenses for the next six months are projected to be approximately $1.5M, a monthly average of just over $250K. Of this total, approximately $125K will be non-cash expenses for interest on our convertible notes, an amount equal to about $20K per month. Expenses in 2025 are expected to accelerate primarily due to Marketing, Advertising and Promotion and Sales Support. For example, the monthly average cash expenses is expected to be approximately $171K during Q4 and could increase to around $290K during Q1 of 2025. This increase would be driven by an anticipated increase in marketing, advertising and promotion of 144%, and an increase in all other operating expenses of 36% in Q1 2025 versus Q4 2024.

Please note, these numbers do not include any potential impact of the just announced tariffs that could be placed on Canadian products. As our products are currently produced in Canada, there is the possibility of increased Cost of Goods associated with the implementation of a tariff, should that happen. The company has planned, even before this announcement of a potential Canadian tariff, to transition production to the United States to achieve potential efficiencies identified as a part of our forecast.

The business is not currently profitable and is not expected to become profitable until the first quarter of 2027. To reach this point of profitability, we estimate that we will need approximately $5M of additional capital. The following table contains our forward-looking forecast of 2025 through 2029 and is not a guarantee of actual results.

We are forecasting top-line revenue growth during the plan period to be driven by; 1) new retail chains coming online, and 2) expansion of distribution within both new and existing states. Our fifth year (2029) revenue forecast is targeted to achieve just over $80M in revenues and gross margin expansion due to manufacturing scale and related efficiencies. These factors together with the leveraging of marketing and other operating expenses are estimated to drive an EBITDA margin of +17% by the end of the forecast period. This forecast does not include any assumptions for international expansion, any new product innovation beyond our current portfolio and only anticipates saturation of approximately 10% of the estimated number of potential retail outlets across the US by 2029.

What could it be worth?

While we cannot guarantee this outcome, a typical transaction multiple for an exit could be in the range of 3.5-4.5X trailing sales revenue for this industry. Assuming we achieve our 2029 Revenue target, an exit in this range could be approximately $280-360M of business value in five years potentially.

We have an ongoing effort to raise funds through accredited investors under regulation D. Currently we have a convertible note instrument that we are offering.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Vincent Gioe, certify that:

(1) the financial statements of 21 Plus Holdings, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of 21 Plus Holdings, LLC included in this Form reflects accurately the information reported on the tax return for 21 Plus Holdings, LLC filed for the most recently completed fiscal year.

Vincent Gioe
CEO/Manager

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> i. at the time of the filing of this offering statement bars the person from:
>
> > A. association with an entity regulated by such commission, authority, agency or officer?
> > ☐ Yes ☑ No
> >
> > B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
> >
> > C. engaging in savings association or credit union activities?☐ Yes ☑ No
>
> ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock?
> ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://alcachino.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird 21 Plus Holdings, LLC Subscription Agreement 2024
- SPV Subscription Agreement
- 21 Plus Holdings, LLC Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Gregory F. Howard
- Lawrence M. Trachtenbroit
- Vincent Gioe

Appendix E: Supporting Documents

- OM_Howies_Spiked_11.26.24.docx

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird 21 Plus Holdings, LLC Subscription Agreement 2024
- SPV Subscription Agreement
- 21 Plus Holdings, LLC Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Gregory F. Howard
- Lawrence M. Trachtenbroit
- Vincent Gioe

Appendix E: Supporting Documents

- OM_Howies_Spiked_11.26.24.docx

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

21 Plus Holdings, LLC

By

Vince Gioe

CEO and Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Vince Gioe

CEO and Manager
11/26/2024

Larry Trachtenbroit

Manager
11/26/2024

Gregory F. Howard

Co-Founder and Manager
11/26/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.